FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753 and 333-166203, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Results of 2010 Annual General Meeting of Shareholders

At the annual general meeting of shareholders of the Registrant held on June 1, 2010, the shareholders approved all the proposals, which are described in more detail in the proxy statement of the Registrant that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on April 19, 2010:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)
approval of the issuance of 100,000 units to Izhak Tamir and 75,000 units to Eric Paneth, on the same terms and conditions as the units sold to investors in the Registrant's registered direct offering;

(3)
approval of an amendment to the Registrant's Memorandum and Articles of Association increasing the authorized share capital from 50,000,000 Ordinary Shares, no par value, to 75,000,000 Ordinary Shares, no par value; and

(4)	reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as independent auditors.

Second Closing of Registered Direct Offering

Following the approval by the Registrant's shareholders of the participation of Izhak Tamir and Eric Paneth in the Registrant's registered direct offering that closed on April 1, 2010 on the same terms and conditions as the other investors, the Registrant effected the second closing on June 2, 2010.  Specifically, the Registrant issued to Mr. Tamir 100,000 units, consisting of 100,000 Ordinary Shares, primary warrants to purchase up to 25,000 Ordinary Shares and contingent warrants to purchase up to 25,000 Ordinary Shares, and issued to Mr. Paneth 75,000 units, consisting of 75,000 Ordinary Shares, primary warrants to purchase up to 18,750 Ordinary Shares and contingent warrants to purchase up to 18,750 Ordinary Shares.  In addition, the purchase price paid by Mr. Tamir in the amount of $378,000 and the purchase price paid by Mr. Paneth in the amount of $283,500 were released from escrow in favor of the Registrant.

The securities issued to Mr. Tamir and Mr. Paneth are freely tradeable, subject to limitations on resale applicable to "affiliates" of the Registrant, as defined in SEC Rule 144, and to a contractual lock-up obligation agreed to by each of them in connection with the offering for a period of 90 days from April 1, 2010.

After giving effect to the second closing, the gross proceeds of the offering were approximately $10.6 million and the net proceeds, after deducting the placement agent's fee and estimated offering expenses, were approximately $9.7 million.

The securities described above were offered by the Registrant pursuant to a registration statement declared effective by the SEC on March 11, 2010, as amended on March 29, 2010 by a registration statement pursuant to SEC Rule 462(b) increasing the permitted size of the offering, and a prospectus supplement related to the offering filed with the SEC on March 29, 2010.  The Registrant filed the placement agency agreement and the forms of the subscription agreement and primary and contingent warrants with the SEC on a Form 6-K on March 29, 2010, which may be viewed at the SEC's website at http://www.sec.gov.  The summary set forth herein is qualified in its entirety by reference to such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                     ORCKIT COMMUNICATIONS LTD.

Date: June 2, 2010                                                      By:   /s/ Adam M. Klein
Adam M. Klein for Izhak Tamir,
President, pursuant to authorization